[Letterhead of Simpson Thacher & Bartlett LLP]

VIA EDGAR

August 29, 2012

Re:	MasterCard Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 1-32877

Pradip Bhaumik, Esq.

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Bhaumik:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated August 9, 2012, concerning Mastercard’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 16, 2012.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by MasterCard.

General

1.     We note your response to comment 1 in our letter dated July 10, 2012. Please clarify for us whether the prepaid card programs managed by Access Prepaid in Cuba between April 2011 and October 2011 were covered by your understanding with OFAC regarding the acquisition of MasterCard transactions in Cuba.

MasterCard respectfully advises the Staff that its discussions with OFAC regarding the acquisition of MasterCard transactions in Cuba preceded MasterCard’s purchase of Access Prepaid by several years. However, the very limited transaction activity in Cuba on the prepaid cards programs managed by Access Prepaid from April to October 2011 was consistent with MasterCard’s understanding with OFAC, whereby a non-U.S. financial institution acquires

Securities and Exchange Commission	2

MasterCard-branded transactions of non-U.S. cardholders in Cuba. Notwithstanding the above and despite the very limited amount of activity, subsequent to the acquisition of Access Prepaid by MasterCard, as from October 2011, all prepaid card programs managed by Access Prepaid have been blocked from any usage in Cuba, including cards issued by non-U.S. financial institutions to non-U.S. cardholders.

We note that the Staff’s comment refers to prepaid card programs managed by Access Prepaid in Cuba. We advise the Staff, however, that Access Prepaid does not, and has not, managed prepaid card programs in Cuba. Access Prepaid neither has, nor had, any business operations, subsidiaries or affiliate entities in Cuba. Moreover, Access Prepaid does not, and has not, managed any prepaid card program marketed to Cubans, to the Cuban market, or to non-Cubans for purposes of travel to Cuba.

2.     Please discuss whether your contacts with Cuba and Syria constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba or Syria.

MasterCard respectfully advises the Staff that it does not consider its contacts with Cuba or Syria to constitute a material investment risk for its security holders. In making this determination MasterCard considered both quantitative and qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact upon a company’s reputation and share value that may arise as a result of contacts with U.S.-designated state sponsors of terrorism.

In particular, and in addition to the de minimis amount of MasterCard’s revenue associated with Cuba or Syria described in the response set forth in our letter dated July 31, 2012, MasterCard took into consideration the following in making the determination that its contacts with Cuba or Syria do not constitute a material investment risk for its security holders:

•	MasterCard does not have any business operations, subsidiaries or affiliate entities in Cuba or Syria;

•

no Syrian or non-Syrian financial institutions are authorized by MasterCard to operate in Syria and all licenses that MasterCard had issued to financial institutions to operate in Syria were suspended in August 2011 following the imposition of U.S. economic sanctions against Syria; and

•

no Cuban financial institutions are licensed members of MasterCard and the only financial institution licensed to do MasterCard-related business in Cuba is required to block any transactions initiated by U.S. cardholders. In addition, MasterCard operates a back-up system for the blocking of transactions in Cuba initiated by U.S. cardholders.

Securities and Exchange Commission	3

In light of the foregoing, MasterCard does not believe that a reasonable investor would deem its contacts with Cuba or Syria to be important in making an investment decision.

3.     Please include in your response letter the Tandy representation that we requested at the end of our comment letter dated July 10, 2012.

We respectfully advise the Staff that we had intended to transmit a Tandy representation letter from MasterCard together with our response to the Staff’s comment letter dated July 10, 2012. We apologize for the failure to provide it heretofore and are transmitting the letter herewith.

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Please do not hesitate to call Joshua Ford Bonnie at (212)455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Cecilia Blye
Barbara Jacobs

MasterCard Incorporated
Noah J. Hanft